

September 30, 2010

Ms. Deborah Vitale, President
Diamondhead Casino Corporation
1301 Seminole Boulevard, Suite 142
Largo, Florida 33770

> **Re:** **Diamondhead Casino Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 000-17529**

Dear Ms. Vitale:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009
Item 9A. Controls and Procedures, page 24

1. Reference is made to comment number two from staff letter dated September 10, 2010. This comment is reissued in full, as it continues to appear that you have not complied with the requirements of Item 308T(a)(3) of Regulation S-K. You are required to separately perform an assessment and disclose your conclusion regarding the effectiveness of both internal controls over financial reporting and disclosure controls and procedures. As you state in your response, it appears you have provided your conclusion on disclosure controls and procedures in accordance with Item 307 of Regulation S-K. However, you have not disclosed your conclusion as to the effectiveness of internal controls over financial reporting based upon your assessment in accordance with the requirements of Item 308T(a)(3) of Regulation S-K. The omission of this requirement constitutes a material deficiency in your document. Therefore, please amend your filing to provide management's conclusion as to the effectiveness of your internal control over financial reporting.

2. In this regard, your attention is directed to comment three from staff letter dated September 10, 2010, also reissued in full. Please explain whether management's failure to provide the disclosure required by Item 308T(a)(3) impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* and revise your disclosure as appropriate.

   You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

                                                              Sincerely,

                                                              David R. Humphrey
                                                              Branch Chief